

Mail Stop 3720

January 21, 2016

Elena Petrova
President
Spelt Group Corp.
Landhausstrasse, 228
Stuttgart, Germany 70178

>   **Re: Spelt Group Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 11, 2016**
>   **File No. 333-207562**

Dear Ms. Petrova:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2015 letter.

General

1.   We continue to evaluate your response to comment 1. It is unclear from your current MD&A presentation and disclosures generally the degree to which any of your recorded revenues were generated from actual business operations. We note that the "KonoPostWelle LLC" and "Blumenen Brucke, GmbH" agreements contemplate that the combined $3,800 for services rendered will be prepaid in full and not, for example, paid when you have completed the various design projects. It also appears that your "Ei Gi Ci, GmbH" agreement also contains a prepaid component. The various other reasons cited as evidence of business operations that you have enumerated in your response all appear to be organizational in nature and preliminary to actual operations. As previously

requested, please disclose any actions or steps you have undertaken to begin or to further effectuate your graphic design agreements. Disclose whether you will be able to perform and deliver the work under your agreements without the proceeds from the offering. Also disclose whether the amounts you have already received under the agreements would be refunded if you are unable to perform and deliver the work.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications